

February 25, 2015

<u>Via E-mail</u>
Mr. Jon Snodgres
Chief Financial Officer
Repligen Corporation
41 Seyon Street, Building 1, Suite 100
Waltham, MA 82453

   Re: **Repligen Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 14, 2014
      File No. 000-14656

Dear Mr. Snodgres:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jeffrey P. Riedler

         Jeffrey P. Riedler
         Assistant Director